NEWS RELEASE
FOR IMMEDIATE RELEASE
                                             Press Contact:
                                                   Neil Burley
                                                   512.439.3905
                                                   nburley@securecaretech.com

                        SecureCARE(TM) Technologies Names
                William B. O'Loughlin as Chief Operating Officer;
        Robert J. Woodrow Becomes President and Chief Executive Officer

Austin, TX, October 15, 2004 -- SecureCARE Technologies, Inc. today announced the selection of William B. O'Loughlin, a healthcare executive with over 31 years of experience, as its executive vice president and chief operating officer effective October 1, 2004. Robert J. Woodrow, previously the chief operating officer, will now lead the company as president and chief executive officer.

Most recently, as senior vice president of Strategic Alliances for WellChoice, Inc. (formerly Empire Blue Cross and Blue Shield), O'Loughlin was part of the senior management team that transformed the company's information technology division to a state of the art, world-class operation.

O'Loughlin's experience is broad, having also served as the chief information officer as well as the vice president of multiple business areas while at Empire. "Bill's experience, knowledge and leadership will bring a dynamic but stable approach to executing SecureCARE's strategy during this critical time as the company moves aggressively toward growth and profitability," said Woodrow.

"I am honored and excited to have the opportunity to work in concert with an innovative leader such as Woodrow, as well as the rest of the SecureCARE management team," said O'Loughlin. "I believe a timely foundation is established for SecureCARE's journey to a world-class leader in electronic document exchange for physicians and providers in the home healthcare arena."

About SecureCARE Technologies, Inc.
SecureCARE Technologies, Inc. is an emerging leader of web-based document exchange and e-signature solutions. Tailored to the needs of physicians, clinics and home healthcare, hospice and durable medical equipment providers, these end-to-end solutions offer a revolutionary approach to accessing information and managing time-consuming forms and authorizations. SecureCARE's easy to use technology eliminates paper, while enhancing the ability of physicians to capture fees for otherwise unbilled time and services. The solution is a highly secure, HIPAA-ready tracking and reporting tool that streamlines operations while providing physicians with additional revenue opportunities.
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Additional information about SecureCare can be found on the website
http://www.securecaretech.com. For investor information, contact Frank Hawkins or Julie Marshall, Hawk Associates at (305) 852-2383, email: info@hawkassociates.com, or Neil Burley at (512) 439-3905.